SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM U5S

ANNUAL REPORT

For the Year Ended December 31, 2002

Filed Pursuant to the
Public Utility Holding Company Act of 1935

by

Energy East Corporation
P.O. Box 12904
Albany, NY 12212-2904

Item 1    System Companies and Investment Therein as of December 31, 2002
Name of Company	Type of Business	Number of Common Shares	% of Voting Power	Issuer Book Value	Owner's Book Value
Energy East Corporation LNG Storage Partners (1) LNG Marketing Partners (2) Energy East Capital Trust I Energy East Capital Trust II	Holding company Holding company Holding company Special purpose financing company Special purpose financing company	(3) (3) 426,804 -	16.2% 10% 100% 100%	$7,312,048 $9,375,111 $10,670,103 -	$1,183,219 $937,511 $10,670,103 -
RGS Energy Group, Inc. (4) Unsecured debt (12)	Holding company	1,000	100%	$2,398,800,716 $50,000,000	$2,398,800,716 $50,000,000
New York State Electric & Gas Corporation	Electric and natural gas utility	64,508,477	100%	$940,617,970	$940,617,970
Rochester Gas and Electric Corporation (4)	Electric and natural gas utility	34,506,513	100%	$787,346,289	$787,346,289
Energetix, Inc. (4)	Electricity and natural gas marketer and holding company	100	100%	$45,147,175	$45,147,175
Sugar Creek Corporation (4)	*	2,610,000	100%	$55,065,381	$55,065,381
Griffith Oil Co., Inc. (4)	Liquified petroleum marketer	300	100%	$55,065,381	$55,065,381
Griffith Energy Management, Inc. (4)	*	100	100%	-	-
Moore Bros. Oil Co., Inc. (4)	*	100	100%	$(384)	$(384)
McKee Road Corporation (4)	Real estate	200	100%	$1,548	$1,548
Burnwell Gas of Canada LTD (4)	Propane wholesaler	400	100%	$732,891	$732,891
Name of Company	Type of Business	Number of Common Shares	% of Voting Power	Issuer Book Value	Owner's Book Value
Avrimac Corporation (4)	Holding company	100	100%	$23,786,087	$23,786,087
Seimax Gas Corporation (4)	Propane retailer	1,485	100%	$(209,334)	$(209,334)
Burnwell Gas Distributors, Inc. (4)	Propane and appliance retailer	1,779	100%	$24,738,072	$24,738,072
RGS Development Corporation (4)	*	100	100%	$100	$100
Connecticut Energy Corporation	Holding company	1,000	100%	$427,274,102	$427,274,102
The Southern Connecticut Gas Company	Natural gas utility	1,407,072	100%	$409,448,184	$409,448,184
CNE Energy Services Group, Inc.	Energy products and services	1,000	100%	$16,563,188	$16,563,188
Energy East Solutions, LLC	(10)	(3)	50%	-	-
LNG Storage Partners (1)	Holding company	(3)	74.5%	$7,312,048	$5,377,611
Total Peaking Services, LLC	Natural gas storage	(3)	100%	$4,020,047	$7,265,032
LNG Marketing Partners (2)	Holding company	(3)	80%	$9,375,111	$6,724,060
CNE Peaking, LLC	Firm in-market supply source	(3)	100%	$5,851,362	$9,349,464
CNE Development Corporation	(11)	-	-	-	-
East Coast Natural Gas Cooperative, LLC	(11)	(3)	20%	-	-
CNE Venture-Tech Inc.	Energy-related investment company	1,000	100%	$7,319,935	$7,319,935
CIS Service Bureau, LLC	(9)	-	-	-	-
Nth Power Technologies Fund I, LP	Energy-related investment company	(3)	7.9%	$39,144,404	$1,928,757
Name of Company	Type of Business	Number of Common Shares	% of Voting Power	Issuer Book Value	Owner's Book Value
Energy East Enterprises, Inc.	Energy-related investment company	26	100%	$23,424,068	$23,424,068
New Hampshire Gas Corporation	Energy services company	25	100%	$1,407,201	$1,407,201
Seneca Lake Storage, Inc.	Natural gas storage	1	100%	$1,367,349	$1,367,349
Maine Natural Gas Corporation	Natural gas utility	10	100%	$20,163,691	$20,163,691
Southern Vermont Natural Gas Corporation (5)	Natural gas supply and distribution	-	-	-	-
The Energy Network, Inc.	Energy-related investment company	5,444	100%	$37,519,576	$37,519,576
Energy East Solutions, Inc.	Electricity and natural gas marketer	100	100%	$10,350,057	$10,350,057
NYSEG Solutions, Inc.	Electricity and natural gas marketer	26	100%	$4,248,476	$4,248,476
South Jersey Energy Solutions, LLC	Electricity marketer, energy services	(3)	50%	$(109,371)	$(54,685)
Energy East Solutions, LLC	(10)	(3)	50%	-	-
Energy East Telecommunications, Inc.	Exempt telecommun- ications company	340	100%	$2,141,430	$2,141,430
Dominion Telecom East, LLC (6)	Exempt telecommun- ications company	(3)	50%	$1,804,048	$983,437
Cayuga Energy, Inc.	Energy-related investment company	8	100%	$29,615,795	$29,615,795
PEI Power II, LLC	Peaking generation	(3)	50.1%	$24,365,797	$12,207,450
Name of Company	Type of Business	Number of Common Shares	% of Voting Power	Issuer Book Value	Owner's Book Value
Carthage Energy, LLC	Peaking generation	(3)	100%	$6,650,791	$6,650,791
South Glens Falls Energy, LLC	Peaking generation	(3)	85%	$3,635,267	$3,088,853
Energy East Management Corporation	Service company	10	100%	$11,480,626	$11,480,626
CMP Group, Inc. LNG Storage Partners (1) LNG Marketing Partners (2)	Holding company Holding company Holding company	1,000 (3) (3)	100% 9.3% 10%	$725,154,913 $7,312,048 $9,375,111	$725,154,913 $680,983 $937,511
Central Maine Power Company	Electric utility	31,211,471	100%	$648,268,033	$648,268,033
Maine Electric Power Company, Inc.	Electric transmission utility	6,877	78.3%	$11,407,249	$9,903,198
NORVARCO	Electric utility	5,000	100%	$849,351	$849,351
Chester SVC Partnership	Static var compensator facility	(3)	50%	-	-
Central Securities Corporation	Real estate	10	100%	$2,521,293	$2,521,293
Cumberland Securities Corporation	Real estate	110	100%	$2,311,009	$2,311,009
Maine Yankee Atomic Power Company	Nuclear generator - in process of being decommiss- ioned	139,954	38%	$56,733,550	$21,558,749
Yankee Atomic Electric Company	Nuclear generator - in process of being decommiss- ioned	729	9.5%	$1,037,997	$98,610
Connecticut Yankee Atomic Power Company	Nuclear generator - in process of being decommiss- ioned	21,000	6%	$58,312,925	$3,498,776
Name of Company	Type of Business	Number of Common Shares	% of Voting Power	Issuer Book Value	Owner's Book Value
MaineCom Services	Exempt Telecommun-ications	10,000	100%	$43,399,308	$43,399,308
New England Investment Corporation	Exempt Telecommun-ications	100	100%	$41,705,271	$41,705,271
New England Business Trust	Exempt Telecommun-ications	100	100%	$41,701,541	$41,701,541
New England Security Corp.	Exempt Telecommun-ications	100	100%	$41,933,063	$41,933,063
NEON Communications, Inc. (7)	Telecommun- ications	-	-	-	-
The Union Water-Power Company Unsecured debt (13)	Utility services, real estate, energy management services	7,300	100%	$24,060,486 $500,000	$24,060,486 $500,000
Maine Power	*	1,000	100%	$100,000	$100,000
CTG Resources, Inc.	Holding company	1,000	100%	$350,264,604	$350,264,604
Connecticut Natural Gas Corporation	Natural gas utility	10,634,496	100%	$343,957,763	$343,957,763
CNG Real Estate Associates, LLC	Real estate	(3)	100%	$550,992	$550,992
TEN Companies, Inc.	Energy services	1,000	100%	$46,389,709	$46,389,709
The Hartford Steam Company	Heating and cooling services	621	100%	$40,484,523	$40,484,523
TEN Transmission Company	Natural gas transmission system	1	100%	$16,846,823	$16,846,823
Downtown Cogeneration Associates, LP	Cogeneration facilities	(3)	50%	$303,354	$151,677

Name of Company	Type of Business	Number of Common Shares	% of Voting Power	Issuer Book Value	Owner's Book Value
Berkshire Energy Resources	Holding company	1,000	100%	$97,484,735	$97,484,735
The Berkshire Gas Company	Natural gas utility	100	100%	$95,414,846	$95,414,846
Berkshire Propane, Inc.	Liquefied petroleum	100	100%	$3,313,605	$3,313,605
BerkServ Inc. (8)	Energy services	-	100%	-	-

*  Inactive subsidiary

(1) LNG Storage Partners is owned by Energy East Corporation (16.2%), CMP Group, Inc. (9.3%) and CNE Energy Services Group, Inc. (74.5%).
(2) LNG Marketing Partners is owned by Energy East Corporation (10%), CMP Group, Inc. (10%) and CNE Energy Services Group, Inc. (80%).
(3) Noncorporate subsidiary (partnership, limited partnership or limited liability company)
(4)RGS Energy Group, Inc. (RGS) was acquired by Energy East Corporation on June 28, 2002. RGS is a holding company which was incorporated in 1998 in the State of New York.
(5)Southern Vermont Natural Gas Corporation was dissolved in 2002. There was no activity in 2002.
(6) Telergy East, LLC changed its name to Dominion Telecom East, LLC in 2002.
(7) Investment was written off in 2002.
(8) Berkshire Service Solutions changed its name to BerServ Inc. and sold its assets in August 2002.
(9) Subsidiary was merged into The Southern Connecticut Gas Company in 2002.
(10) Company ceased doing business in 2002.
(11) Merged into CNE Energy Services Group, Inc. in 2002.
(12) Unsecured note is at prime lending rate minus 1.5% and is due March 31, 2003.
(13) Unsecured debt is at prime plus 1% and is due to The Energy Network, Inc. in June 2007.

Item 2    Acquisitions or Sales of Utility Assets

Information concerning acquisitions or sales of utility assets by system companies, which involved consideration of more than $1 million, not reported in a certificate filed pursuant to Rule 24, during the period of January 1, 2002 through December 31, 2002, is as follows:

Acquisitions: None.

Sales:
Name	Consideration	Description	Location
New York State Electric & Gas Corporation (NYSEG)	$6,150,000	Sold the Binghamton General Office building and 21 acres of land to Binghamton University in June 2002	Vestal, NY

Item 3    Issue, Sale, Pledge, Guarantee or Assumption of System Securities during the period January 1, 2002 through December 31, 2002

None, except as reported in certificates filed pursuant to Rule 24 and Form U-6B-2 for the year 2002.

Item 4    Acquisitions, Redemption or Retirement of Securities

Issuer	Description	Consideration	Extinguished or Held	Rule
Berkshire Gas Company	Commercial Note 3.59% Due September 2003	$300,000	Extinguished	42
Connecticut Natural Gas Corporation	Series AA First Mortgage Bonds (FMB), 9.16% Due 2004	$6,540	Extinguished	42
TEN Companies, Inc.	Secured Term Note, at 6.99% Due 2009	$5,000,000	Extinguished	42
NYSEG	9 7/8% FMB - due May 1, 2020	$13,340,000	Extinguished	42
NYSEG	9 7/8% FMB - due November 1, 2020	$8,000,000	Extinguished	42
NYSEG	8 7/8% FMB - due November 1, 2021	$150,000,000	Extinguished	42
NYSEG	6 3/4% FMB - due October 15, 2002	$150,000,000	Extinguished	42
NYSEG	8.30% FMB - due December 15, 2022	$100,000,000	Extinguished	42
Rochester Gas and Electric Corporation (RG&E)	RG&E Series QQ FMB 8.25% Due 3/15/2002	$100,000,000	Extinguished	42
Central Maine Power Company	8.16%, January 1, 2005	$10,100,000	Mandatory Principal Payment on Note	42
Central Maine Power Company	Medium Term Note Series C (#2), 7.5%, June 16, 2002	$50,000,000	Extinguished	42
NORVARCO	Limited Recourse Senior Note, 10.48%, 2020	$1,103,376	Mandatory Principal Payment on Note	42
NORVARCO	Limited Recourse Senior Note, 7.05%, 2020	$79,714	Mandatory Principal Payment on Note	42
Union Water Power Company	Term Loan, Variable Rate, June 28, 2002	$2,811,292	Extinguished	42

Item 5    Investments in Securities of Non-system Companies

1.  Aggregate amount of investment in persons operating in the retail service area of the owners, or of its subsidiaries.

None.

2.  With respect to securities owned not included in category 1:

None.

Item 6    Officers and Directors - As of December 31, 2002

Legend of Abbreviations

AC	Assistant Clerk
AS	Assistant Secretary
AT	Assistant Treasurer
BOT	Board of Trustees
C	Controller or Chief Accounting Officer
CB	Chairman of the Board
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CL	Clerk
COO	Chief Operating Officer
D	Director
EC	Executive Committee
EVP	Executive Vice President
GC	General Counsel
M	Manager
MC	Management Committee
P	President
S	Secretary
SVP	Senior Vice President
T	Treasurer
VP	Vice President

Address Codes

(a)	Corporate Drive-Kirkwood Industrial Pk., P.O. Box 5224, Binghamton, NY 13902
(b)	Ithaca-Dryden Road, P.O. Box 3287, Ithaca, NY 14852-3287
(c)	217 Commercial Street, Portland, ME 04101
(d)	P.O. Box 12904, Albany, NY 12212-2904
(e)	Stephens Square, 81 State Street, Binghamton, NY 13901
(f)	89 East Avenue, Rochester, NY 14649
(g)	855 Main Street, Bridgeport, CT 06604
(h)	321 Old Ferry Road, Wiscasset, ME 04578
(i)	100 Columbus Boulevard, Hartford, CT 06144-1500
(j)	115 Cheshire Road, Pittsfield, MA 01201
(k)	9106 McDonald Drive, Bethesda, MD 20817
(l)	83 Edison Drive, Augusta, ME 04336
(m)	209 State Street, P.O. Box 1209, Presque Isle, ME 04769
(n)	33 State Street, P.O. Box 932, Bangor, ME 04401
(o)	77 Grove Street, Rutland, VT 05701
(p)	800 Boylston Street P-1603, Boston, MA 02199
(q)	P.O. Box 300, Seabrook, NH 03874
(r)	526 Western Avenue, Augusta, ME 04330
(s)	25 Research Drive, Westborough, MA 01582

Part I.    Names, Principal Business Address, Positions Held as of December 31, 2002

	ENERGY EAST MANAGEMENT CORPORATION	ENERGY EAST CORPORATION	NEW YORK STATE ELECTRIC & GAS CORPORATION	CONNECTICUT ENERGY CORPORATION	THE SOUTHERN CONNECTICUT GAS COMPANY	CNE ENERGY SERVICES GROUP, INC.

Allessio, Robert M. (j)					VP
Ammann, Jr., Vincent L. (g)					VP, T
Aurelio, Richard (a)		D
Benson, Richard R. (b)	VP
Cables, Robert A. (g)						VP, S
Carrigg, James A. (a)		D
Castiglia, Joseph J. (a)		D
DeFleur, B. Lois (a)		D
Dorazio, Thomas F. (a)			VP
DuBrava, Elaine T. (a)			S
Eastman, Michael D. (a)			VP
German, Michael I. (e)	D, SVP					D, P, CFO
Howard, G. Jean (a)		D
Jagger, David M. (a)		D
Janczewski, Janet L. (g)					S
Jasinski, Kenneth M. (d)	D, EVP, CFO	EVP, CFO	D	D, EVP, CFO	D
Keeler, John M. (a)		D
Kelley, Tim D. (g)					VP
Kump, Robert D. (d)	VP, T, S	VP, T, S		VP, S
Lahtinen, James A. (f)			VP
Laurito, James P.(i)					P, COO, D
Lynch, Ben E. (a)		D
McClain, F. Michael (c)	VP
Moynihan, Peter J. (a)		D
Rafferty, Sherwood J. (b)		SVP, CFO, T, C
Reis, William (i)					VP
Rich, Walter G. (a)		D
Rude, Robert E. (d)	VP, C	VP, C		VP, C
Smith, Jeffrey K. (a)		SVP
Sparks-Beddoe, Angela M. (a)	VP
Tedesco, Ralph R. (a)		D, P, COO
Turner, Teresa M. (a)		VP
von Schack, Wesley W. (d)	D, P, CEO	D, CB, P, CEO	D	D, CB, P, CEO	D
Wickham, Denis E. (a)	SVP, D

	CNE VENTURE- TECH, INC.	ENERGY EAST ENTERPRISES	MAINE NATURAL GAS CORPORATION	THE ENERGY NETWORK, INC.	ENERGY EAST SOLUTIONS, INC.

Beaudoin, Mark R. (e)					VP
Cables, Robert A. (g)	VP, S
Canfield, Ralph H. (e)		C	T	VP, C
German, Michael I. (e)	D, P	D, P	D, P	D, CEO, P	D
Jasinski, Kenneth M. (d)		D		D
Kump, Robert D. (d)		S, T		VP, S, CFO	S
Quimby, Darrel R. (l)			VP, S, C
Taylor, Carl A. (e)				VP, T	P, T
von Schack, Wesley W. (d)		D		D

	ENERGY EAST TELECOMMUNI- CATIONS. INC.	CAYUGA ENERGY, INC.	CMP GROUP, INC.	CENTRAL MAINE POWER COMPANY	MAINE ELECTRIC POWER COMPANY	NORVARCO	NEW HAMPSHIRE GAS

Bedard, Peter E. (l)				VP
Burns Sara J. (l)				P, D	P, D	P, D
Call, Curtis I. (l)			AT	T, VP, C
Canfield, Ralph H. (e)							T
Case, Kathleen A. (l)				VP
Conroy, Michael H. (l)				VP
Coppola, Michael (e)	P
Cyr, William (m)					D, VP
Dorazio, Thomas F. (a)	D, CB
German, Michael I. (e)	D	D, P					D, P
Herling, Douglas A. (l)				VP
Huskilson, C. (l)					D
Jasinski, Kenneth M. (d)			D,EVP,CFO	D
Kump, Robert D. (d)	S	S	VP,T, S				S
Mahoney, R. Scott (l)			CL	S, CL	S,CL	S, CL
Michaud, Rachel M. (l)					T	T
Robinson, Stephen G. (l)				VP
Rude, Robert E. (d)			VP,C
Smith, Hariph M. (n)					D
Taylor, Carl A. (e)	T	T
von Schack, Wesley W. (d)			D, CB, P,CEO	D
Wickham, Denis E. (a)					D

	CENTRAL SECURITIES CORPORATION	CUMBERLAND SECURITIES CORPORATION	MAINE YANKEE ATOMIC POWER	MAINECOM SERVICES	SENECA LAKE STORAGE, INC.

Boyles, Brent M. (h)			D
Brown, Kent R. (o)			D
Burke, Raymond (h)			VP
Burns Sara J. (l)	P, COO, D	P, COO, D	D
Call, Curtis I. (l)	T, D	T, D	D
Canfield, Ralph H. (e)					T
Cariani, Paul R. (m)			D
Case, Kathleen A. (l)	D	D
Chuddy, Barry (h)			D
DeAngelo, Robert J. (h)			D
Fay, Joseph D. (o)			AS, C	S,CL
Feigenbaum, Ted C. (q)			P
Finn, William M. (l)			S
German, Michael I. (e)				D, P	D, P
Greenman, Frederic E. (s)			D
Guerrette, Carrie D. (h)			T
Hager, Michael J. (h)			D
Hass, William S. (h)			D
Kacich, Richard M. (h)			D
Kenyon, Bruce D. (h)			D
Kump, Robert D. (d)				D	S
Linscott, Susan (r)				T
Mahoney, R. Scott (l)	S, CL	S, CL	D
Martin, Robert H. (p)			D
McClain, F. Michael (c)			D	D
Meisner, Michael J. (h)			VP, COO
Moynihan, Peter J. (a)			D
Murley, Dr. Thomas E. (k)			D
Poulin, Gerald C. (l)			D, CB
Powderly, Robert C. (s)			D
Ramsauer, Kirk L. (s)			D
Thomas, Michael E. (h)			VP, CFO

	UNION WATER- POWER COMPANY	CTG RESOURCES INC.	CONNECTICUT NATURAL GAS	TEN COMPANIES, INC.	BERKSHIRE ENERGY RESOURCES	THE BERKSHIRE GAS COMPANY

Allessio, Robert M. (j)			VP		BOT, P, CEO	D, P, CEO, T
Ammann, Jr., Vincent L. (g)			VP, T
Clark, Cheryl M. (j).						CL
Fallona, John F. (r)	P,D
Fay, Joseph D. (o)	S, CL
German, Michael I. (e)	D, CB			D, CB, P, CEO
Janczewski, Janet L. (g)			S
Jasinski, Kenneth M. (d)		D, EVP,CFO	D		BOT,EVP,CFO	D
Kelley, Tim D. (g)			VP
Kump, Robert D. (d)		VP, T, S			VP,T, S
Laurito, James P. (i)			D, P, COO
Linscott, Susan (r)	T
McClain, F. Michael (c)	D
Reis, William (i)			VP
Rude, Robert E. (d)		VP, C			VP,C
Stevens, Michael C. (i)			C, AT
von Schack, Wesley W. (d)		D, CB, P, CEO	D		BOT	D
Zink, Karen L. (j)						VP

	BERKSHIRE PROPANE, INC.	BERKSERV INC.	RGS ENERGY GROUP, INC.	ROCHESTER GAS AND ELECTRIC CORPORATION	ENERGETIX INC.	RGS DEVELOPMENT CORP.

Allessio, Robert M. (j)	P, COO, T	P, COO, T
Bellina, Louis L. (f)				VP
Bovalino, Michael J. (f)					D,P,CEO
Clark, Cheryl M. (j)	CL	CL
DiStefano, J.T. (f)					VP
German, Michael I. (e)	D	D
Hamilton, John A. (f)					VP
Irish, David J. (f)				VP
Jasinski, Kenneth M. (d)			D,EVP,CFO	D	D	D
Keogh, Mark (f)				VP, T, S	T, S	P
Kump, Robert D. (d)			VP, S
Lahtinen, James A. (f)				VP
Mecredy, Robert C. (f)				VP
Olson, Clifton B. (f)				VP
Raines, Jessica S. (f)				VP
Ruganis, Paul G. (f)				VP
Syta, Joseph J. (f)				C
Thomas, William L. (f)				VP
von Schack, Wesley W. (d)			D,CB,P,CEO	D	D	D
Whitcraft, Michael B. (f)				VP
Widay, Joseph A. (f)				VP
Wilkens, Paul C. (f)			D	D,P

Part II.    Financial Connections as of December 31, 2002

Name of Officer or Director	Name and Location of Financial Institution	Position Held in Financial Institution
Wesley W. von Schack	Mellon Financial Corporation and Mellon Bank, N.A.	Director

Part III.    Compensation and Other Related Information

(a)    Compensation of directors and executive officers of system companies, directors' and executive officers' interests in securities of system companies, directors' and executive officers' contracts and transactions with system companies and participation in bonus and profit-sharing arrangements and other benefits are contained in:

Energy East Corporation's proxy statement, that will be filed before April 28, 2003, pages 11 through 24, which is incorporated herein by reference.

Central Maine Power Company's Annual Report on Form 10-K, page 153, for the year ended December 31, 2002, File No. 1-5139.

New York State Electric & Gas Corporation's Annual Report on Form 10-K, page 153, for the year ended December 31, 2002, File No. 1-3103-2.

Rochester Gas and Electric Corporation's Annual Report on Form 10-K, page 153, for the year ended December 31, 2002, File No. 1-672.

(d)    Directors' and Executive Officers' Indebtedness to System Companies

None.

(f)    Directors' and Executive Officers' Rights to Indemnity.

The state laws under which each of Energy East Corporation and its domestic direct and indirect subsidiaries is incorporated provide broadly for indemnification of directors and officers against claims and liabilities against them in their capacities as such. See By-law 33 of Energy East Corporation's bylaws as amended, effective April 12, 2001.

Item 7    Contributions and Public Relations

1.  Energy East Corporation and its subsidiaries have established political action committees and have incurred certain costs in accordance with the provisions of the Federal Election Campaign Act, for the administration of such committees.

2.  Expenditures, disbursements or payments for the account of any citizens group or public relations counsel are as follows:

Company	Beneficiary	Purpose	Account	Amount
Central Maine Power Company	Edison Electric Institute	Lobbying activities	Expenditures for certain civic, political and related activities	$48,447
New York State Electric & Gas Corporation	Edison Electric Institute	Lobbying activities	Expenditures for certain civic, political and related activities	$89,580
New York State Electric & Gas Corporation	Buffalo Niagara Enterprise	Economic development	Miscellaneous general expenses	$15,000
New York State Electric & Gas Corporation	Various - 5 items	Economic development	Miscellaneous general expenses	$22,700
Rochester Gas and Electric Corporation	Edison Electric Institute	Lobbying activities	Miscellaneous general expenses	$43,921
Rochester Gas and Electric Corporation	Greater Rochester Enterprise	Economic development	Donations	$50,000
Rochester Gas and Electric Corporation	High Tech Rochester	Economic development	Donations	$29,000
Rochester Gas and Electric Corporation	Start-up Resource Awards Program	Economic development	Donations	$25,000
Rochester Gas and Electric Corporation	Enterprise Foundation	Economic development	Donations	$10,000
Rochester Gas and Electric Corporation	Rochester Downtown Development Corp.	Economic development	Donations	$15,000
Rochester Gas and Electric Corporation	Action for a Better Community	Economic development	Donations	$5,000

Item 8    Services, Sales and Construction Contracts

Part I.    Contracts for services, including engineering or construction services or goods supplied or sold by a system company to another system company are as follows:

Nature of Transaction	Serving Company	Receiving Company	Compensation	Date of Contract	Contract In Effect at Year-End Yes/No
Materials and Services	New York State Electric & Gas Corporation	EE Telecommunications	$104,036	6/98	Yes
Materials and Services	New York State Electric & Gas Corporation	Maine Natural Gas Corporation	$435,268	1/02	Yes
Customer Billing and Disaster Recovery Services	New York State Electric & Gas Corporation	The Berkshire Gas Company	$197,785	1/02	Yes
Services	Central Maine Power Company	Maine Natural Gas	$284,920	3/02	Yes
Management Services	The Berkshire Gas Company	Berkshire Propane	$37,874	1/02	Yes
Dispatch, Technical, Emergency Services	The Berkshire Gas Company	Berkshire Propane	$127,560	1/02	Yes
Management Services	The Berkshire Gas Company	Berkshire Service Solutions, Inc.	$18,033	1/02	No
Dispatch, Technical, Emergency Services	The Berkshire Gas Company	Berkshire Service Solutions, Inc.	$13,688	1/02	No
Management Services	The Berkshire Gas Company	The Southern Connecticut Gas Company	$103,756	1/02	Yes
Management Services	The Berkshire Gas Company	Connecticut Natural Gas	$103,593	1/02	Yes
Gas Procurement, IT Services	The Southern Connecticut Gas Company	The Berkshire Gas Company	$12,439	1/02	Yes
Gas Procurement, IT Services	Connecticut Natural Gas	The Berkshire Gas Company	$38,218	1/02	Yes

Nature of Transaction	Serving Company	Receiving Company	Compensation	Date of Contract	Contract In Effect at Year-End Yes/No
Technical Services	Berkshire Service Solutions, Inc.	The Berkshire Gas Company - Appliance Rental Division	$83,735	1/02	No
Management Services	Connecticut Natural Gas Company	The Southern Connecticut Gas Company	$1,703,942	1/02	Yes
Management Services	Connecticut Natural Gas Company	TEN Companies, Inc.	$182,413	1/02	Yes
Administrative Services	The Southern Connecticut Gas Company	Total Peaking Services, LLC	$464,665	4/96	Yes
Management Services	The Southern Connecticut Gas Company	Connecticut Natural Gas	$1,548,381	1/02	Yes
Management Services	The Southern Connecticut Gas Company	CNE Energy Services Group, Inc.	$106,556	1/02	Yes
Support Services	Rochester Gas and Electric Corporation	Energetix	$865,978	7/02	Yes
Rent	Rochester Gas and Electric Corporation	Energetix	$51,000	7/02	Yes
Support Services	Central Maine Power Company	CMP Group	$392,410	3/02	Yes
Support Services	Central Maine Power Company	Maine Electric Power Company	$966,850	3/02	Yes
Rent	Central Maine Power Company	Maine Electric Power Company	$3,833	1/02	Yes

Nature of Transaction	Serving Company	Receiving Company	Compensation	Date of Contract	Contract In Effect at Year-End Yes/No
Support Services	Central Maine Power Company	Union Water Power Company	$750,351	3/02	Yes
Support Services	Central Maine Power Company	MaineCom Services	$412,929	3/02	Yes
Rent	Central Maine Power Company	MaineCom Services	$45,621	9/97	Yes
Support Services	Central Maine Power Company	Maine Natural Gas	$313,683	3/02	Yes
Support Services	Maine Electric Power Company	Central Maine Power Company	$29,482	3/02	Yes
Support Services	Maine Electric Power Company	Chester SVC Partnership	$370,543	7/00	Yes
Utility Services	Union Water Power Company	Central Maine Power Company	$2,401,296	12/01	Yes
Utility Services	Union Water Power Company	MaineCom Services	$190,798	7/00	Yes
Rent	MaineCom Services	Central Maine Power Company	$368	8/98	Yes

Contracts omitted include rent and support services contracts between companies that amounted to less than an aggregate consideration of $100,000 between companies.

Part II.    Contracts to purchase services or goods from an affiliate other than a system company or from a company in which any officer or director of the receiving company is a partner or owns 5% or more of any class of equity securities.

None

Part III.    Employment of any person by any system company for the performance on a continuing basis of management services.

None

Item 9    Wholesale Generators and Foreign Utility Companies

Part I.

South Glens Falls, LLC: a) South Glens Falls, which is 85% owned by Cayuga Energy, Inc., is located at One Hudson Street, South Glens Falls, NY. Its business address is 81 State Street, Stephens Square, 5th Floor, Binghamton, NY 13901-3110. South Glens Falls is a 63MW, natural gas fired, combined cycle co-generation facility. b) Cayuga Energy has invested $3 million in South Glens Falls. Energy East Corporation has no financial obligations. c) See Exhibit I for debt, equity and net income. d) South Glens Falls has consultative, administrative, project management, material procurement, design, cost estimate and support services contracts with Cayuga Energy, Inc. The services provided to South Glens Falls are billed at the cost of time and materials.

Carthage Energy, LLC: a) Carthage Energy, which is 100% owned by Cayuga Energy, Inc., is located at 701 West End Avenue, Carthage, NY. Its business address is 81 State Street, Stephens Square, 5th Floor, Binghamton, NY 13901-3110. Carthage Energy is a 63MW, natural gas fired, combined cycle co-generation facility. b) Cayuga Energy has invested $6.7 million in Carthage Energy. Energy East Corporation has no financial obligations. c) See Exhibit I for debt, equity and net income. d) Carthage Energy has consultative, administrative, project management, material procurement, design and support services contracts with Cayuga Energy, Inc. The services provided to Carthage Energy are billed at the cost of time and material. Cayuga Energy, Inc. has a service agreement with New York State Electric & Gas Corporation, which provides for NYSEG to perform administrative, consultative and support services. The services provided to Carthage and South Glens Falls are billed at the cost of time and materials.

PEI Power II, LLC: a) PEI Power II, which is 50.1% owned by Cayuga Energy, Inc., is located at 170 Power Boulevard, Archbald, PA 18403. Its business address is 81 State Street, Stephens Square, 5th Floor, Binghamton, NY 13901-3110. PEI Power II is a 45MW, natural gas-fired facility. b) Cayuga Energy has invested $12.2 million in PEI Power II. c.) See Exhibit I for debt, equity and net income. d) PEI Power II has a support services contract with New York State Electric & Gas Corporation. The services provided to PEI Power II are billed at the cost of time and materials.

Part II.  Organization chart showing the relationship of each EWG and foreign utility company to other system companies. - See Exhibit H

Part III.  Amount of aggregate investment in exempt wholesale generators $21.9 million.
Ratio of aggregate investment in exempt wholesale generators to domestic public utility subsidiaries 1%.

Item 10    Financial Statements and Exhibits

Financial Statements

Consolidating financial statements are listed in Exhibit F. These consolidating financial statements are not covered by the independent accountants' reports, which have been incorporated by reference from Form 10-K into this Form U5S.

EXHIBITS

Exhibit A
A-1	Annual report of Energy East Corporation on Form 10-K for the year ended December 31, 2002, - File No. 1-14766 and incorporated herein by reference.
A-2	Annual report of Central Maine Power Company on Form 10-K for the year ended December 31, 2002, - File No. 1-5139 and incorporated herein by reference.
A-3	Annual report of New York State Electric & Gas Corporation on Form 10-K for the year ended December 31, 2002, - File No. 1-3103-2 and incorporated herein by reference.
A-4	Annual report of Rochester Gas and Electric Corporation on Form 10-K for the year ended December 31, 2002, - File No.1-672 and incorporated herein by reference.
Exhibit B
B-1

Restated Certificate of Incorporation of Energy East Corporation pursuant to Section 807 of the Business Corporation Law filed in the Office of the Secretary of State of the State of New York on April 23, 1998, included as Exhibit 3-1 in Energy East Corporation's Annual Report on Form 10-K for the year ended December 31, 2002, - File No. 1-14766 and incorporated herein by reference.

B-2

Certificate of Amendment of the Certificate of Incorporation filed in the Office of the Secretary of State of the State of New York on April 26, 1999 - included as Exhibit 3-2 in Energy East Corporation's Annual Report on Form 10-K for the year ended December 31, 2002, - File No. 1-14766 and incorporated herein by reference.

B-3

By-laws of Energy East Corporation as amended April 12, 2001 - included as Exhibit 3-3 in Energy East Corporation's Annual Report on Form 10-K for the year ended December 31, 2002, - File No. 1-14766 and incorporated herein by reference.

B-4

Articles of Incorporation, as amended, Articles of Amendment to the Articles of Incorporation, and Amended and Restated By-laws of Central Maine Power Company filed as Exhibits 3-1 through 3-3 in Central Maine Power Company's Annual Report on Form 10-K for the year ended December 31, 2002, - File No. 1-5139 and incorporated herein by reference.

B-5

Restated Certificate of Incorporation, Certificates of Amendment of the Certificate of Incorporation and By-laws as amended of New York State Electric & Gas Corporation filed as Exhibits 3-1 through 3-5, 3-7 through 3-14 and 3-16 in New York State Electric & Gas Corporation's Annual Report on Form 10-K for the year ended December 31, 2002, - File No. 1-3103-2 and incorporated herein by reference.

B-6

Restated Certificate of Incorporation, Certificate of Amendment of the Certificate of Incorporation and By-laws as amended of Rochester Gas and Electric Corporation filed as Exhibits 3-1 through 3-3 in Rochester Gas and Electric Corporation's Annual Report on Form 10-K for the year ended December 31, 2002, - File No. 1-672 and incorporated herein by reference.

Exhibit C
C-1

First Mortgage and Supplemental Indentures of New York State Electric & Gas Corporation filed as Exhibits 4-1 through 4-6 in New York State Electric & Gas Corporation's Annual Report on Form 10-K for the year ended December 31, 2002, - File No. 1-3103-2 and incorporated herein by reference.

C-2

General Mortgage and Supplemental Indentures of Rochester Gas and Electric Corporation filed as Exhibits 4-1 and 4-2 in Rochester Gas and Electric Corporation's Annual Report on Form 10-K for the year ended December 31, 2002, - File No. 1-672 and incorporated herein by reference.

Exhibit D	Form of Tax Allocation Agreement filed as Exhibit B in Energy East Corporation's Amendment No. 2 to the Application/Declaration on Form U-1, File No. 070-9609 and incorporated herein by reference.
Exhibit E
E-1	Consent of PricewaterhouseCoopers LLP
E-2	Consent of PricewaterhouseCoopers LLP
E-3	Consent of PricewaterhouseCoopers LLP
E-4	Consent of PricewaterhouseCoopers LLP
Exhibit F
F-1	Consolidating Income Statement of Energy East Corporation and subsidiaries.
F-2	Consolidating Balance Sheet of Energy East Corporation and subsidiaries.
F-3	Consolidating Cash Flow Statement of Energy East Corporation and subsidiaries.
F-4	Consolidating Retained Earnings Statement of Energy East Corporation and subsidiaries.
F-5	Consolidating financial statements for Energy East Corporation's subsidiaries are filed confidentially pursuant to Rule 104.
Exhibit H	The relationship of each EWG, in which the system holds an interest, to other system companies is reflected in Item 1.
Exhibit I	Balance Sheet and Statements of Income and Cash Flow for exempt wholesale generators are filed confidentially pursuant to Rule 104.

S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

April 23, 2003	Energy East Corporation By: /s/Robert E. Rude Robert E. Rude Vice President and Controller